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                             August 4, 2020

       Carlo Brovero
       Chief Executive Officer
       StorEn Technologies Inc.
       25 Health Sciences Drive
       Stony Brook, NY 11790

                                                        Re: StorEn Technologies
Inc.
                                                            Amendment No. 1 to
                                                            Offering Statement
on Form 1-A
                                                            Filed July 24, 2020
                                                            File No. 024-11240

       Dear Mr. Brovero:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 14, 2020 letter.

       Form 1-A/A

       Summary, page 4

   1. We note your response to prior comment 1. Please include appropriate risk factor that highlights the
indemnification provision and include a statement in your offering circular that discusses the
indemnification provision and that in the opinion of the Securities and
                                                        Exchange Commission,
such indemnification is against public policy as expressed in the
                                                        Securities Act of 1933
and is therefore unenforceable.
       General

   2. We have read your responses to comments 3 and 5 in our July 14, 2020 letter. We note
 Carlo Brovero
StorEn Technologies Inc.
August 4, 2020
Page 2
         that the audit report date has been updated to July 24, 2020; however, it does not appear that your auditors amended their consent to acknowledge the change. Please amend your filing to provide an updated consent.
3. We note that you intend to accept credit card payments for your shares. Please consider including risk factor disclosure regarding investing with a credit card. Please refer to
         SEC   s Investor Alert dated February 14, 2018 entitled: Credit Cards
and Investments     A
         Risky Combination.
       You may contact Heather Clark, Staff Accountant, at 202-551-3624 or
Melissa
Raminpour, Accounting Branch Chief, at 202-551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce,
Special Counsel, at 202-551-3754 or Jay Ingram, Legal Branch Chief, at 202-551-3397 with any other questions.



FirstName LastNameCarlo Brovero                               Sincerely,
Comapany NameStorEn Technologies Inc.
                                                              Division of
Corporation Finance
August 4, 2020 Page 2                                         Office of
Manufacturing
FirstName LastName